Exhibit 99.1

Enthusiast Gaming and e.l.f. Cosmetics Announce “Rising Stars: Collegiate
Edition” Talent Competition To Find The Next Gaming Superstar

e.l.f. Cosmetics Becomes the First Beauty Brand to Co-Create “Rising Stars”

TORONTO, Jan. 11, 2022 -- Enthusiast Gaming Holdings Inc. (“Enthusiast Gaming” or the “Company”) (NASDAQ:EGLX; TSX:EGLX), a media and content platform for video game and esports fans to connect and engage, today announced the new season of “Rising Stars,” a competition series that searches for the next great content creators. This season, e.l.f. Cosmetics (NYSE: ELF) will co-create the series with Enthusiast Gaming, to discover the next gaming superstars from colleges across the U.S. and Canada.

“We are thrilled to welcome e.l.f. Cosmetics as our first Rising Stars co-creators, building on the success of properties including Gamers’ Greatest Talent and Luminosity Academy, which connect top brands with gaming and esports fans,” said Adrian Montgomery, CEO of Enthusiast Gaming. “We are looking for a diverse mix of up-and-coming creators from colleges across the U.S. and Canada, who will have a chance to learn from top gamers and mentors as they compete for a spot on our Luminosity Gaming roster.”

Rising Stars: Collegiate Edition contestants will submit an audition clip demonstrating their content creator skills, while speaking to their motivation for seeking to join Luminosity Gaming. The winner will be awarded a $100,000 contract and join the Luminosity Gaming roster, alongside gaming stars such as @xQc and @NickEh30. The two runners-up will win a US$2,500 college grant, courtesy of e.l.f. All finalists will receive a limited-edition collection of e.l.f.’s OG products.

The series will feature top gaming stars including Luminosity Gaming’s @xChocoBars and @TheSommerset, who will serve as mentors to each of the competitors.

“We are excited to co-create with Enthusiast Gaming to empower the next generation of rising stars in gaming,” said Kory Marchisotto, CMO of e.l.f. Beauty. “We look forward to inspiring confidence and unleashing the creativity and self- expression of up-and-coming creators.”

e.l.f. ventured into gaming in the fall of 2020 when it teamed up with Loserfruit, also known as Lufu, one of the world’s top gamers. In May 2021, e.l.f. joined forces with Enthusiast Gaming and TikTok to launch Gamers’ Greatest Talent, a series that searched for the TikTok gaming community’s hidden talents. e.l.f. was then one of the first major beauty brands to launch a branded channel on Twitch titled “e.l.f. You”, which champions empowerment in gaming and features new streams every week.

The four-week live competition series will premiere on February 26th on Luminosity Gaming’s Twitch channel, www.twitch.tv/lgloyal, and on www.twitch.tv/elfyou.

Applications are open from January 17th through February 14th. To register and for a detailed schedule of events and activations, visit the Rising Stars website, https://www.risingstars.gg/

About Enthusiast Gaming

Enthusiast Gaming is building the largest media and content platform for video game and esports fans to connect and engage worldwide. Combining the elements of its four core pillars; Media, Talent, Esports and Experiences, Enthusiast Gaming provides a unique opportunity and integrated approach to reach and connect with its coveted GenZ and Millennial audience. Through its proprietary mix of digital media and entertainment assets, Enthusiast Gaming has built a vast network of like- minded communities to deliver the ultimate fan experience.

About e.l.f. Cosmetics

Since 2004, e.l.f. Cosmetics has made the best of beauty accessible to every eye, lip and face. We make high-quality, prestige-inspired cosmetics and skin care products at an extraordinary value and are proud to be 100% vegan, clean and cruelty-free. As one of the first online beauty brands, e.l.f. continues to attract a highly engaged audience and set benchmarks with new digital platforms. Our brand is widely available at leading retailers such as Target, Walmart and ULTA Beauty, and has a growing international presence including at Boots, Superdrug, and Douglas. Learn more by visiting www.elfcosmetics.com.

Contacts: Enthusiast Gaming

Investor Relations:

Eric Bernofsky, Chief Corporate Officer, Enthusiast Gaming
investor@enthusiastgaming.com

Media Relations:

Ashley Stanhope, Provident Communications
ashley@providentcomms.com

416-303-1498

e.l.f. Cosmetics Media Relations:

Melinda Fried, Head of Corporate Communications
mfried@elfbeauty.com

Neither the TSX Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Exchange) accept responsibility for the adequacy or accuracy of this release.

This news release contains certain statements that may constitute forward-looking information under applicable securities laws. All statements, other than those of historical fact, which address activities, events, outcomes, results, developments, performance or achievements that Enthusiast Gaming anticipates or expects may or will occur in the future (in whole or in part) should be considered forward-looking information. Often, but not always, forward-looking information can be identified by the use of words such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "believes" or variations (including negative variations) of such words and phrases, or statements formed in the future tense or indicating that certain actions, events or results "may", "could", "would", "might" or "will" (or other variations of the forgoing) be taken, occur, be achieved, or come to pass. Forward-looking statements in this news release include, but are not limited to, statements regarding planned media activations and partnership activities related to brand activations, and the production and broadcasting of live content.

Forward-looking statements are based on assumptions and analyses made by the Company in light of its experience and its perception of historical trends, current conditions and expected future developments, including, but not limited to, expectations and assumptions concerning: interest and foreign exchange rates; capital efficiencies, cost saving and synergies; growth and growth rates; the success in the esports and media industry; and the Company’s growth plan. While Enthusiast Gaming considers these assumptions to be reasonable, based on information currently available, they may prove to be incorrect. Readers are cautioned not to place undue reliance on forward-looking statements. In addition, forward-looking statements necessarily involve known and unknown risks, including, without limitation, risks associated with general economic conditions; the timing and filing of the final base shelf prospectus and corresponding Registration Statement; the potential offering of any Securities by the Company; uncertainty with respect to the completion of any future offering; the ability to obtain applicable regulatory approvals for any contemplated offerings; the ability of the Company to negotiate and complete future funding transactions; adverse industry events; and future legislative, tax and regulatory developments. Readers are cautioned that the foregoing list is not exhaustive. For more information on the risk, uncertainties and assumptions that could cause anticipated opportunities and actual results to differ materially, please refer to the public filings of Enthusiast Gaming which are available on SEDAR at www.sedar.com. Readers are further cautioned not to place undue reliance on forward-looking statements as there can be no assurance that the plans, intentions or expectations upon which they are placed will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated. Forward-looking statements contained in this news release are expressly qualified by this cautionary statement and reflect our expectations as of the date hereof, and thus are subject to change thereafter. Enthusiast Gaming disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law.